VONAGE HOLDINGS CORP.

May 2, 2018

VIA EDGAR

Mr. Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 - Telecommunications
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Mail Stop 3720
Washington, DC 20549

Re:     Vonage Holdings Corp.
Form 10-K for Fiscal Year Ended December 31, 2017
Filed February 27, 2018
File No. 001-32887

Dear Mr. Pacho:

Vonage Holdings Corp. (the “Company") is writing to respond to your letter of April 27, 2018 concerning its Form 10-K for the year ended December 31, 2017 (“2017 Form 10-K”). Below are the comments contained in your April 27, 2018 letter, together with the responses of the Company for each item noted.

Form 10-K for the fiscal year ended December 31, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 35

Comment

1. Your narrative discussion addresses neither revenues nor cost of revenues on a consolidated level. In order to evaluate and quantify the extent material factors contributed to changes to your consolidated operating results, please describe, quantify and evaluate significant components of revenues and cost of revenues on a consolidated level. For example, but not limited to, in light of recent acquisitions of business service companies, like Nexmo, explain and quantify the overall impact on revenues, cost of revenues and operating margins of your transition to relatively lower margin Business products and services from higher margin Consumer services. Discuss any known trends and uncertainties that you reasonably expect to materially impact your operating results, such as your declines in Consumer revenue, so that investors can better assess the extent to which past results are indicative of future results. Please provide us with your proposed disclosures.

Response

While we have historically provided discussion regarding consolidated revenues and cost of revenues, in order to better reflect the views of management and how investors look at our business, we moved away from a separate discussion regarding change in consolidated revenues and cost of revenues in favor of detailed discussion and analysis of the change in gross margin. We believe that the material drivers of changes in our consolidated revenues and costs of revenues and changes in our gross margin are the same, and we thus have explained the impact of these drivers solely on gross margin in an effort to avoid repetition. However, in order to ensure that investors can assess the components driving gross margin for our respective operating segments in the context of our consolidated results, we will include in future filings discussion of the significant components of our consolidated revenues and consolidated costs of revenues, as well as material trends and uncertainties impacting our consolidated results. The following is an illustration of the disclosure we will provide in future filings, based upon our Form 10-K disclosure:
The following table presents Consolidated Revenues, Cost of Services, Cost of Goods Sold and the composition of gross margin for the years Ended December 31, 2017, 2016, and 2015:

	For the years ended December 31,			$ Change 2016 to 2017	% Change 2016 to 2017	$ Change 2015 to 2016	% Change 2015 to 2016
(in thousands, except percentages)	2017	2016	2015
Revenues	$1,002,286	$955,621	$895,072	$46,665	5%	$60,549	7%
Cost of services (1)	378,960	321,373	261,768	57,587	18%	59,605	23%
Cost of goods sold	25,994	33,777	34,210	(7,783)	(23)%	(433)	(1)%
Gross margin	$597,332	$600,471	$599,094	$(3,139)	(1)%	$1,377	—%

(1) Excludes depreciation and amortization of $27,308, $28,489, and $24,868, respectively.

Consolidated Revenues and Cost of services were impacted by the following trends and uncertainties:

•
Consolidated Revenues increased 5% and 7% for the years ended December 31, 2017 and 2016, respectively, due primarily to increased revenues of $81,517 and $58,148, respectively, related to the June 2016 acquisition of Nexmo, and an increase in seats related to customers utilizing our Vonage Business Cloud and Vonage Enterprise products resulting in higher revenues of $41,053 and $99,177, respectively. This was offset by declining consumer revenues of $75,905 and $96,776, respectively, driven by the continued decline of subscriber lines. The Company continues to expect that the Consumer portion of the Company’s overall business will become less significant as the Company reallocates resources to increase market share in its Business communications platforms.

•
Consolidated Costs of services increased 18% and 23% for the years ended December 31, 2017 and 2016, respectively, due primarily to increased costs of $73,196 and $46,262, respectively, related to the June 2016 acquisition of Nexmo.

Comment

2. Your discussion of the operating results by segment focusing particularly on gross profit did not provide sufficient quantitative insights attributable to the various factors affecting your segment performance. For each operating segment, please provide a more robust and comprehensive discussion of your operating segments results by quantifying and analyzing the reasons for significant fluctuations in revenues and gross profit. For example, but not limited to, for your Business Segment discuss the reasons for the year-over-year 39% increase in service revenues, such as increases resulting from the inclusion of CPaaS services versus any organic growth of UCaaS services. Despite the revenue increase, discuss the reasons for the steady decline in year-over-year service gross margin percentages and whether you expect this trend to continue in the future. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350. Please provide us with your proposed revised disclosures.

Response

As noted in our previous response, to the extent that the drivers of revenue and costs of revenues variances are inter-related, we have provided our discussion of our analysis of our results of operations within the context of our disclosures regarding gross margin. We respectfully advise that included in our discussion of business gross margin for the year ended December 31, 2017 we disclosed that the overall increase in service gross margin of $38,265 was driven by higher CPaaS gross margin of $8,321 related to the acquisition of Nexmo on June 3, 2016 along with an increase in UCaaS gross margin of $29,944 primarily due to an increase in seats of 14% during the current year. Our discussion of Business gross margin for the years ended December 31, 2017 and 2016 was significantly impacted by the acquisition of Nexmo in June 2016. While we have experienced an overall growth in service revenues, our gross margin percentages have declined as the mix of service offerings sold across our Business segment during 2017 included a greater proportion of products at lower margins than service offerings in the prior period. We will include in future filings further discussion regarding any continuing trends impacting our Business segment. The following is an illustration of the disclosure we will provide in future filings, based upon our Form 10-K disclosure:

For the year ended December 31, 2017 compared to the year ended December 31, 2016
The following table describes the increase in business gross margin for the year ended December 31, 2017 as compared to the year ended December 31, 2016:

(in thousands)
Service revenues, service cost of revenues, and service gross margin increased primarily due to higher CPaaS service gross margin due to the June 2016 acquisition of Nexmo of $8,321 along with an increase in UCaaS service gross margin of $29,944 primarily due to an increase in seats of 14% during the current year.	$38,265
Product revenues, product cost of revenues, and product gross margin increased primarily due to lower costs during the current year period	151
$38,416

•
While service margin has increased as compared to the prior year, it is noted that service gross margin percentage has declined 9% resulting from the sale of a greater proportion of lower margin services across our Business segment during the current year. Our gross margin percentage may continue to be impacted by changes in the mix of services offerings provided to our customers across our Business segment.

For the year ended December 31, 2016 compared to the year ended December 31, 2015
The following table describes the increase in business gross margin for the year ended December 31, 2016 as compared to the year ended December 31, 2015:

(in thousands)
Service revenues, service cost of revenues, and service gross margin increased due to an increase in the number of Business seats as we have shifted marketing investment to attract more profitable business customers combined with the acquisition of Simple Signal and iCore, both acquired in 2015, and the acquisition of Nexmo in June 2016 offset by higher technical care and network operations costs in support of growth within the segment.	$64,900
Product revenues, product cost of revenues, and product gross margin decreased due to an increase in costs associated with customer's equipment and broadband access as a result of increased customer additions and installation costs	(3,039)
USF revenues, USF cost of revenues, and USF gross margin increased slightly due to the increase in Business seats along with the acquisitions of Simple Signal and iCore	18
Increase in segment gross margin	$61,879

•
While service margin has increased, it is noted that service gross margin percentage has declined 11% resulting from the sale of a greater proportion of lower margin services across our Business segment during the year ended December 31, 2016 as compared to the previous year. Our gross margin percentage may continue to be impacted by changes in the mix of service offerings provided to our customers across our Business segment.

In connection with responding to your comments, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceedings initiated by the commission or any person under the federal securities law of the United States.
If further information or clarification with respect to the foregoing is desired, please contact the undersigned at 732.444.6723.

VONAGE HOLDINGS CORP.

By: __/s/ David T. Pearson___
David T. Pearson
Chief Financial Officer

cc:     Joseph Cascarano, Securities and Exchange Commission
Alan Masarek, Chief Executive Officer
Randy K. Rutherford, Chief Legal Officer
Scott King, Deloitte
Ellen Odoner, Weil, Gotshal & Manges LLP